Exhibit 99.1

Lumenis Introduces the Newest Innovations in Fractional CO2 Laser Skin Therapy

Bridge Therapy™ with New Micro-ablative and Sub-ablative Treatments

Oct 9, 2007 – Yokneam, Israel

Lumenis Ltd., a global leader in laser and light-based devices for medical and aesthetic applications, announced the introduction of Bridge Therapy, a comprehensive portfolio of fractional CO2 laser skin treatments that delivers dramatic results with minimal downtime. The Bridge Therapy portfolio includes PigmentFX, ActiveFX, DeepFX and TotalFX therapies, all proprietary applications of the UltraPulse® system. Recent advancements in UltraPulse technology allow Bridge Therapy to expand from ablative treatments of ActiveFX™ to sub-ablative treatments with PigmentFX and micro-ablative procedures with DeepFX and TotalFX, creating the industry’s most expansive offering of advanced CO2 cosmetic procedures in a single system.

Bridge Therapy differs from other fractional aesthetic procedures because it uses CO2 laser energy, the industry standard for dramatic outcomes. Each Bridge Therapy procedure incorporates a fractional treatment technique, which delivers non-sequential energy, leaving “bridges” of untouched skin. This triggers a natural healing response and promotes regeneration of new collagen. The result is dramatic improvement in wrinkles, texture and tone with minimal recovery time. “ActiveFX therapy is the foundation of Bridge Therapy and has experienced widespread adoption due to the dramatic results and minimal downtime that it achieves,” said Dov Ofer, CEO of Lumenis. “Now, with the addition of PigmentFX, DeepFX and TotalFX, energy can be precisely tailored to achieve a range of effects best suited to each patient. PigmentFX offers a superficial treatment with virtually no downtime, while DeepFX and TotalFX can safely penetrate deeper into the dermis to activate a long term remodeling of collagen and achieve even more dramatic results. Only Bridge Therapy offers a full line of cosmetic treatments supported by a single and modular system which truly caters to the market need for safety, versatility and predictability.”

Bridge Therapy takes fractional treatments to a new level by offering practitioners the unique ability to deliver a single therapy or artistically blend therapies to address each patient’s distinct features, contours and cosmetic desires. In addition to the highly customized treatment approach, outcomes and recovery times are predictable, allowing active patients to achieve dramatic results with little downtime.

“With previous technology, I could address my patient’s desire for dramatic results, or their desire for rapid recovery, but I could not effectively achieve both simultaneously. There was a great divide between what they expected and what I could clinically achieve. Most patients were not willing or able to invest in a long recovery. Bridge Therapy closes that gap and allows me to cater to the very specific needs of each patient. Most importantly, Bridge Therapy gives me more clinical and artistic control over outcomes so that I can deliver a single treatment or artistically combine treatments to achieve more dramatic and precisely targeted results with significantly faster recovery times,” said Dr. Robert Weiss, Associate Professor of Dermatology, Johns Hopkins University School of Medicine.

“Bridge Therapy treatments can improve wrinkles and pigment in a very short period of time,” said Dr. Jeffrey Kenkel, Associate Professor and Vice-Chairman of Plastic Surgery, University of Texas Southwestern. “The ability to offer patients significant improvement with one treatment as opposed to multiple treatments takes laser skin therapy to a whole new level. Another nice thing about bridge therapy is that downtimes are short, only 3-5 days. Aged, sun damaged or wrinkled skin can be significantly improved with only a long weekends worth of recovery. That’s a powerful offering for patients and practitioners.”

About Lumenis:

Lumenis is a global developer, manufacturer and seller of laser and light-based devices for medical, aesthetic, ophthalmic, dental and veterinary applications. The Company offers a wide range of products along with extensive product support systems including training, education and service. Lumenis invests heavily in research and development to maintain and enhance its leading industry position. The Company holds numerous patents worldwide on its technologies. For more information about Lumenis and its products, log onto: http://www.lumenis.com

Lumenis® is a registered trademark of Lumenis Ltd.
Bridge Therapy™ is a trademark of Lumenis Ltd.

For Further Information:
Michelle Maydan
Director of Corporate Communications
1-866-569-0597
+972-4-959-9004
e-mail: mmaydan@lumenis.com